July 12, 2010

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended March 31, 2010
Filed May 14, 2010
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the "Company," "we," or "our"), we hereby submit the following responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on July 1, 2010, with respect to our Form 10-K for the Year Ended December 31, 2009 (the "10-K") and our Form 10-Q for the Quarter Ended March 31, 2010 (the "10-Q"), along with Amendment No. 1 to the 10-Q (the "10-Q/A"). We intend to file an Amendment No. 1 to the 10-K (the "10-K/A") with the Commission, as necessary, as soon as we determine which of the Staff’s comments will need to be addressed in such amendments.

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
July 12, 2010

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

Response: Our sales revenue increased to $6,856,198 in the fiscal year ended December 31, 2009 from $4,140,682 last year, representing a 66% increase year-over-year. This increase was mainly due to our sales and marketing efforts to acquire new customers and sustain existing customers. Sales to newly acquired customers accounted for 38.48% of total sales and 97% of our sales growth, while sales to existing customers accounted for 61.52% of total sales, and only 3% of our sales growth.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Response: Please see our responses to each bullet point below.

  In general we sell our products without installation services unless the installation service is required by the customer explicitly. Currently we provide installation services in two projects, Hua Laili and Tao Yuancun project, and both projects are in Shenzhen. The sales for Tao Yuancun was $6,256.96 in 2009 and the sales for Hua Laili was $77,422.58 in first quarter of 2010.

  Installation services are normally provided by 3rd party contractors hired by real estate developers. Typical installation service includes network cabling, equipment installation and system testing.

Kathleen Collins
Accounting Branch Chief
July 12, 2010

  We sell our products to customers in metropolitan areas in China and in most of these areas, there is an existing active and open service market. We decide the fair value of the installation services by soliciting the price from the open market.

  Maintenance services provided in these arrangements includes fault checking, system upgrade and accident response.

  The installation and maintenance services cannot be sold separately, resold or returned, and so we do not believe that these services have a standalone value. Based on our understanding of ASC 605-25-25-5, we don't consider these services as separate units of accounting.

  The maintenance service charge is part of the project contracts and is included in the cost of and payment for the project, and so there is no separate payment term for maintenance services.

  Payment for installation services, if required by customers, normally is divided into two parts: a small portion is paid upfront and the majority of the payment is paid upon completion of the installation. The cost breakdown differs from project to project, depending on customer negotiations.

  The arrangements of installation and maintenance services in general include no right of return.

  The arrangements of installation and maintenance services include customer acceptance provisions. In general, acceptance is established upon the delivery of the services and the passing of customers’ testing.

Response: We don't provide extended warranties. For maintenance services outside of the warranty period, we charge on a per call basis. Currently the income from such charges is insignificant.

Kathleen Collins
Accounting Branch Chief
July 12, 2010

Response: We believe that our customized software is not essential to the functionality of the hardware products so that it is our understanding that such hardware products are not in the scope of ASC 985-605.

The revenue of customized software in both types of arrangements is recognized when the software is delivered to the customer, the testing is passed and the acceptance from the customer is achieved.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4 and 4A(T). Controls and Procedures, page 36

Response: We are filing the 10-Q/A with the Commission on or about the date of our filing of this response letter.

* * *

Kathleen Collins
Accounting Branch Chief
July 12, 2010

If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:

Louis A. Bevilacqua, Esq.
Dawn Bernd-Schulz, Esq.